UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ATHENS, Greece – December 7, 2011 – Hellenic Telecommunications Organization SA (ASE: HTO, OTC MARKET: HLTOY), the Greek full-service telecommunications provider, yesterday held its Extraordinary General Meeting of Shareholders, in accordance with the invitation that had been published on 15/11/2011 and in line with the provisions of the Law and OTE’s Articles of Incorporation. During the meeting, where 68.98% of its shareholders were present (in person or by proxy), the majority of shareholders approved:

•

The increase of the number of the members of the Board of Directors from 10 to 11, in accordance with article 9, par. 1 and 2 of the Company’s Articles of Incorporation.

•

The election of Mr. Timotheus Höttges as 11th Member of the Board of Directors for a three-year term, meaning until the date of the Ordinary General Shareholders Meeting to be held ιn 2015.

It was announced that the Board of Directors at its meeting no. 2882, held on October 26, 2011 elected as new, non executive Board member Ms Claudia Nemat in replacement of its resigned member Mr. Roland Mahler, for the rest of the latter’s term of office, until the Ordinary General Meeting of Shareholders to be held in 2012.

It was also announced that the Board of Directors at its meeting no. 2886, held on November 15, 2011, elected as new, non executive Board member Mr. Klaus Müller in replacement of its resigned member Mr. Rainer Rathgeber, for the rest of the latter’s term of office, until the Ordinary General Meeting of Shareholders to be held in 2012.

Following the conclusion of the General Assembly of Shareholders, due to the election of the 11th Board Member, ΟΤΕ’s Board of Directors now comprises of:

Michael Tsamaz

Chairman / CEO, Executive member

Dimitris Tzouganatos

Vice-Chairman, Independent non-executive member

Kevin Copp

Executive member

Timotheus Höttges

Non-executive member

Klaus Müller

Non executive member

Claudia Nemat

Non-executive member

Stathis Anestis

Non-executive member

Nikolaos Karamouzis

Non-executive member

Michael Bletsas

Independent non-executive member

Vassilis Fourlis

Independent non-executive member

Panagiotis Tabourlos

Independent non-executive member

Short CV of Μr. Timotheus Höttges

Timotheus Höttges, born in 1962, has been member of the Board of Management of Deutsche Telekom AG responsible for Finance and Controlling since March 1, 2009.

From December 2006 until his appointment as Chief Financial Officer, he was the Group Board of Management member responsible for the T-Home unit. In this position, he was in charge of fixed-network and broadband business, as well as integrated sales and service in Germany. Under his leadership, T-Home became the market leader in terms of new DSL customers and developed its Internet TV service, Entertain, into a mass-market product while at the same time stabilizing its profitability.

After successfully implementing various cost-cutting programs at T-Home and in the European mobile communications subsidiaries, Mr. Höttges became responsible for the Group-wide Save for Service efficiency enhancement program. From 2005 until being appointed to the Group Board of Management, Mr. Höttges headed European operations as member of the Board of Management, T-Mobile International. From 2000 until the end of 2004, he was Managing Director, Finance and Controlling, before becoming Chairman of the Managing Board of T-Mobile Deutschland.

Mr. Höttges studied business administration at Cologne University, after which he spent three years with a business consulting company, latterly as a project manager. At the end of 1992, he moved to the VIAG Group in Munich. He became divisional manager in 1997 and, later, a member of the extended management board responsible for controlling, corporate planning, and mergers and acquisitions. As project manager, he played a central role in the merger of VIAG AG and VEBA AG to form E.on AG, which became effective on September 27, 2000.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania. At present, companies in which OTE Group has an equity interest employ about 29,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

OTE shares are listed on the Athens Stock Exchange, and the London Stock Exchange (in the form of GDRs). Following their delisting from the NYSE in September 2010, the company’s ADRs trade in the US OTC market. OTE’s American Depositary Receipts (ADR’s) represent ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Kostas Maselis - Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: kmaselis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: +30 210 611 8190, Email: sziavra@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2010 filed with the SEC on June 17, 2011. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: December 7, 2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER